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February 17, 2012 VIA EDGAR AND OVERNIGHT DELIVERY Loan Lauren P. Nguyen Special Counsel Division of Corporation Finance United States Securities and Exchange Commission	FIRM / AFFILIATE OFFICES
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Washington, D.C. 20549

Re:	Allison Transmission Holdings, Inc.

Amendment No. 5 to Registration Statement on Form S-1

Filed November 4, 2011

File No. 333-172932

Dear Ms. Nguyen:

On behalf of our client, Allison Transmission Holdings, Inc., a Delaware corporation (the “Company”), and pursuant to the applicable provisions of the Securities Act of 1933, as amended, and the rules promulgated thereunder, please find enclosed for filing with the Securities and Exchange Commission (the “Commission”) a complete copy of Amendment No. 6 (“Amendment No. 6”) to the above-captioned Registration Statement on Form S-1 of the Company filed with the Commission on March 18, 2011, as amended by Amendment No. 1 filed with the Commission on April 26, 2011 (“Amendment No. 1”), Amendment No. 2 filed with the Commission on May 13, 2011 (“Amendment No. 2”), Amendment No. 3 filed with the Commission on June 17, 2011 (“Amendment No. 3”), Amendment No. 4 filed with the Commission on August 10, 2011 (“Amendment No. 4”) and Amendment No. 5 filed with the Commission on November 4, 2011 (“Amendment No. 5”) (collectively, the “Registration Statement”). For your convenience we are also providing a copy of Amendment No. 6, marked to show changes against Amendment No. 5, in the traditional non-EDGAR format to you.

On November 21, 2011, Chanda DeLong provided a verbal comment to the Company regarding disclosure of the underwriters’ holdings of the Company’s 11.0% Senior Notes due 2015 (the “Cash Pay Notes”). Ms. DeLong advised us that the staff of the Commission (the “Staff”) had requested that the Company revise its disclosure to include both the amount of Cash Pay Notes held collectively by the underwriters and the amount of proceeds they will receive from the repayment of the Cash Pay Notes with the proceeds of the offering. The Staff requested that the Company include this disclosure in both the “Use of Proceeds” and “Underwriting” sections of the Registration Statement.

February 17, 2012

We have been advised by the underwriters that, as of February 14, 2012, none of them hold Cash Pay Notes. As a result, the Company has not included the requested disclosure in the Registration Statement. The Company will consult with the underwriters prior to filing any future amendments to the Registration Statement. To the extent any of the underwriters hold Cash Pay Notes at that time, the Company will revise both the “Use of Proceeds” and “Underwriting” sections to include the requested disclosure.

We hope that the foregoing has been responsive to the Staff’s comments and look forward to resolving any outstanding issues as quickly as possible. Please do not hesitate to contact me at (202) 637-2258 with any questions or further comments you may have regarding this filing or if you wish to discuss the above.

Sincerely,

/s/ Jason M. Licht

Jason M. Licht of LATHAM & WATKINS LLP

Enclosures

cc:	(via fax)

Eric C. Scroggins

Rachel W. Sheridan